Exhibit 99.1

Enerplus to Present at EnerCom's Oil & Gas Conference

CALGARY, Aug. 10, 2016 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Eric Le Dain, Senior Vice President, Corporate Development, Commercial  will provide an update on Enerplus' activities via a presentation at EnerCom's Oil & Gas Conference in Denver, Colorado on Monday, August 15th, 2016 at 2:45 pm MT (4:45 pm ET). Investors are invited to listen to a live webcast of the presentation at:

http://www.theoilandgasconference.com/togc-webcast/erf/

The live webcast will also be available on The Oil & Gas Conference website at http://www.theoilandgasconference.com.  A replay will be available on the Enerplus website at www.enerplus.com.

About Us
Enerplus is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on delivering profitable growth to its shareholders.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 17:30e 10-AUG-16